UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 5 )
TELECOM ARGENTINA S.A.
(Name of Issuer)
CLASS B ORDINARY SHARES
(Title of Class of Securities)
879273209
(CUSIP Number)
Antonino Cusimano Telecom Italia S.p.A. Piazza degli Affari, 2 20123 Milan - Italy +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Jeffrey M. Oakes, Esq.
Davis Polk & Wardwell LLP
99 Gresham Street
London EC2V 7NG, United Kingdom
Tel. No. + 44 20 7418 1386

November 7, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209
1.	Names of Reporting Persons. Telecom Italia S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) [N/A]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 52,366,2421
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 52,366,242
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,366,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.86%
14.	Type of Reporting Person (See Instructions) HC, CO

1 Telecom Italia S.p.A., together with Telecom Italia International N.V., exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora Telecomunicaciones S.A. (“ Sofora”), Tierra Argentena S.A. (“TAR”) and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Telecom Italia International N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) [N/A]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 52,366,2422
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 52,366,242
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,366,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.86%
14.	Type of Reporting Person (See Instructions) HC, CO

2 Telecom Italia International N.V., together with Telecom Italia S.p.A., exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora, TAR and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Sofora Telecomunicaciones S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) [N/A]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 36,832,4083
	8.	Shared Voting Power
	9.	Sole Dispositive Power 36,832,408
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (See Instructions) HC, CO

3 Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A. (“Nortel”).

CUSIP No. 879273209
1.	Names of Reporting Persons. Nortel Inversora S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) [N/A]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 36,832,408
	8.	Shared Voting Power
	9.	Sole Dispositive Power 36,832,408
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (See Instructions) HC, CO

Item 1.  Security and Issuer

Telecom Italia S.p.A. (“TI”) hereby amends and supplements its report on Schedule 13D, as filed on October 22, 2010 and amended on March 10, 2011, October 31, 2011, March 29, 2012 and March 6, 2013 (the “Schedule 13D”), with respect to the Class B shares, P$1.00 par value per share (the “Shares”), of Telecom Argentina S.A., an Argentinean corporation (the “Issuer”), a portion of which is represented by American Depositary Shares which are traded on the New York Stock Exchange (the “NYSE”). The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina. Unless otherwise indicated, capitalized terms used in this Amendment No. 5 (the “Amendment”), but not defined herein, shall have the meaning assigned to such term in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 7, 2013, the board of directors of TI received an offer for TI’s direct and indirect stake in Telecom Argentina.  The board of directors has authorized management to finalize the transaction on the terms that management believes are in the best interest of TI.

A copy of the press release issued by TI in connection with the offer is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1: Press Release, dated as of November 7, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2013
Date

Signature
/s/ Riccardo Amerigo Pettazzi
Riccardo Amerigo Pettazzi Head of Corporate Affairs TELECOM ITALIA S.P.A.

November 8, 2013
Date

Signature
/s/ Francesco Lobianco
Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

November 8, 2013
Date

Signature
/s/ Patrizio Graziani
Patrizio Graziani Chairman of the Board of Directors SOFORA TELECOMUNICACIONES S.A.

November 8, 2013
Date

Signature
/s/ Patrizio Graziani
Patrizio Graziani Chairman of the Board of Directors NORTEL INVERSORA S.A